San Blas Securities, LLC
STATEMENT OF FINANCIAL CONDITION
March 31, 2021

ASSETS

Cash	$	64,038
Cash deposited with clearing organization		90,018
Marketable securities at market value		655,257
Receivable from broker-dealers		883,247
Due from related parties		17,490
Loan receivable		40,000
Furniture and equipment (net)		21,550
Other		25,319
Total assets	$	1,796,919

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	168,766
Due to clearing organization		649,541
Payroll Protection Plan (PPP) Loan		158,000
Total liabilities		976,307
COMMITMENTS AND CONTINGENCIES		-
MEMBER'S EQUITY		820,612
Total liabilities and member's equity	$	1,796,919